U.S. SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                   FORM 12b-25 NOTIFICATION OF LATE FILING


                                (Check One):

   [X] Form 10-K or Form 10-KSB  [ ] Form 20-F  [ ] Form 11-K
   [ ] Form 10-Q or Form 10-QSB  [ ] Form N-SAR

      For Period Ended: September 30, 1995

      [ ]  Transition Report on Form 10-K or Form 10-KSB
      [ ]  Transition Report on Form 20-F
      [ ]  Transition Report on Form 11-K
      [ ]  Transition Report on Form 10-Q or Form 10-QSB
      [ ]  Transition Report on Form N-SAR

      For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.


If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


Part I - Registrant Information

      Full Name of Registrant:                 ARMATRON INTERNATIONAL, INC.
      Former Name if Applicable:               Not applicable
      Address of Principal Executive Office
       (Street and Number):                    2 Main Street
      City, State and Zip Code:                Melrose, MA 02176


Part II - Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

      [ ]  (a)   the reasons described in reasonable detail in part III
                 of this form could not be eliminated without unreasonable effort or expense;

      [X]  (b)   the subject annual report, semi-annual report,
                 transition report on Form 10-K or Form 10-KSB, Form 20-F,
                 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or Form 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

      [ ]  (c)   The accountant's statement or other exhibit required by
                 the Rule 12b-25(c) has been attached if applicable.


Part III - Narrative

The Company is in the midst of a corporate reorganization and has been working with reduced staff levels. In the time immediately preceding and through December 31, 1995. The scheduled last day for filing the Company's report on Form 10-K the Company lost a critical staff member in the Accounting Department who left the Company unannounced. This has stretched our personnel beyond our ability, without unreasonable effort or expense, to prepare definitively and file such report.


Part IV - Other Information

      (1) Name and telephone number of person to contact in regard to this notification

      Charles Housman, President          617            321-2300 Ext. 310
                (Name)                (Area Code)        (Telephone Number)

      (2)   Have all other periodic reports required [X] Yes [ ] No under
            Section 13 or 15(d) of the Securities Exchange Act of 1934 or
            Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no identify report(s).

      (3) Is it anticipated that any significant [X] Yes [ ] No change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

            If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

            For the reasons set forth in Part III it is impracticable to respond at this time. The requested information will be included in the Company's 10-K which will be filed no later than January 15, 1996.


                         ARMATRON INTERNATIONAL INC.
                (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date      December 28, 1995            By  /s/ CHARLES HOUSMAN, President


INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the return.